Contact

www.linkedin.com/in/dr-arash-
aftabi-27437830 (LinkedIn)
www.draftabi.com/ (Company)
balaenzyme.com/ (Company)

Top Skills

Dentistry
Guided Tissue Regeneration
Sinus Lift

Languages

English (Full Professional)
Farsi (Native or Bilingual)

Publications

Polymorphism of Diacylglycerol
Kinase Expressed in Localized
Juvenile Periodontitis Neutrophils

Patents

ENZYME WELLNESS
COMPOSITIONS AND METHODS
OF USE

Dr. Arash Aftabi

CEO and Co-Founder of Bala Enzyme. Periodontist
Los Angeles Metropolitan Area

Summary

Dr. Arash Aftabi is a highly skilled, truly outstanding periodontist. He is gentle and caring, with the highest personal and professional standards. Dr. Aftabi's philosophy has always been to treat each patient as if they are a family member. He has earned his patients' trust and confidence by providing quality periodontal and dental implant treatment in an atmosphere that is educational, relaxed and caring.

Dr. Aftabi grew up in Southern California and attended UCI majoring in Biology. He then attended the prestigious Boston University in Massachusetts where he received his doctor of medical dentistry (DMD) degree graduating with honors, followed with his Post-Doctoral Specialty Certificate in Periodontology and Implantology. He has given numerous scientific presentations. In addition he has published his research on periodontal disease in the Journal of Periodontology and has lectured at universities and the local dental society on implant procedures. He is Board-eligible, American Board of Periodontology.

In addition to traditional surgical and non-surgical periodontal treatment, Dr. Aftabi is also a skilled in all aspects of placing dental implants and fine-tuned his Implantology skills at Harvard School of Dental Medicine (Boston) and Albert Einstein Medical School (New York City).

His passions are traveling, fine arts, skiing, swimming and spending time with his wife and two young daughters.

Experience

Bala Enzyme
CEO/Co-Founder
2018 - Present (7 years)
Seal Beach, California, United States

Gentle Care Dental Center, Dr. Arash Aftabi DMD
Periodontist
July 2001 - Present (23 years 11 months)
Seal Beach, California, United States

Harbor Health Services, Inc.
Periodontist
1998 - 1999 (1 year)
Dorchester, Massachusetts, United States

Codman Square Health Center
Dentist
1998 - 1999 (1 year)
Dorchester, Massachusetts, United States

Franciscan Children's
Dentist
April 1998 - July 1998 (4 months)
Brighton, MA

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Education

Boston University Henry M. Goldman School of Dental Medicine
Periodontics/Periodontology, Implantology · (1998 - 2001)

Boston University Henry M. Goldman School of Dental Medicine
Doctor of Medicine in Dentistry - DMD, Dentistry · (1994 - 1998)

UC Irvine
Human Biology